

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Charles Cassel
Chief Executive Officer and Chief Financial Officer
Consilium Acquisition Corp I, Ltd.
2400 E. Commercial Boulevard, Suite 900
Ft. Lauderdale, FL 33308

> **Re: Consilium Acquisition Corp I, Ltd.**
> **Form 10-K for the year ended December 31, 2021**
> **Response dated January 20, 2023**
> **File No. 001-41219**

Dear Charles Cassel:

   We have reviewed your January 20, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

Form 10-K for the year ended December 31, 2021

General

1.   We note your response to our prior comment. In your response you indicate that your Sponsor is ultimately controlled by U.S persons. Please clarify for us whether the majority of the equity interests of your Sponsor are owned by U.S nationals.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction